UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   March 5, 2010           File No.  001-33493

DEJOUR ENTERPRISES LTD.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Dejour Closes $1M Flow Through Financing

March 5, 2010, Vancouver, Canada. Dejour Enterprises Ltd. (NYSE AMEX: DEJ/TSX: DEJ) announces that it has closed its non-brokered private placement. Gross proceeds from this flow through financing totaled C$1,017,500 corresponding to 2,907,300 units sold at $0.35. Each Unit consists of one flow-through common share and half of one share purchase warrant. Each whole warrant allows the holder to purchase one non-flow-through common share at $0.45 within 12 months from closing; Dejour has the right to accelerate the expiry date of the warrants if the average closing price of a Dejour share is above $0.65 during any twenty day period, following the mandatory hold period.

Insiders of Dejour purchased approximately 15% of this offering. The Company paid finders' fees of up to 6.25% of the proceeds in cash in connection with this sale and up to 1.5% warrants on the number of Units sold through the agent.

Funds will be used for completion of the current drilling program at Woodrush in NE BC project, where 2-3 new pool Halfway oil wells are to be drilled prior to the end of March. Dejour holds a 75% WI and operates this project. These wells are being drilled pursuant to the acquisition of new 3D seismic data. There are currently six wells in production at Woodrush producing about 630 gross BOE per day.

This flow-through share private placement was for Canadian investors only. This announcement does not constitute an offer to sell, nor is it a solicitation of an offer to buy, securities. The shares have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”) or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration under, or an applicable exemption from, the registration requirements of the Securities Act.

About Dejour

Dejour Enterprises Ltd. is a high growth oil and natural gas company operating multiple exploration and production projects in North America’s Piceance / Uinta Basins (128,000 net acres) and Peace River Arch region (15,000 net acres). Dejour’s veteran management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Current production is from less than 4000 acres of the Company's 143,000 net acres of landholdings.

Dejour, headquartered in Vancouver, Canada, maintains operations offices in Denver, Colorado and Calgary, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE- Amex: DEJ) and Toronto Stock Exchange (TSX: DEJ). http://www.dejour.com.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO
DEJOUR ENTERPRISES LTD.
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1

Phone: 604.638.5050 Facsimile: 604.638.5051
Email: investor@dejour.com

This release contains forward-looking information and statements, as defined by law including without limitation Canadian securities laws and the "safe harbor" provisions of the US Private Securities Litigation Reform Act of 1995 (“forward-looking statements”), respecting the Company’s plans and intentions with respect to this private placement and the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business, well drilling and operating activities and performance of the Company. Forward-looking statements involve risks, uncertainties and other factors that may cause actual results to be materially different from those expressed or implied by the forward-looking statements, including without limitation the ability to obtain government and other necessary approvals; dependence on third parties for services; non-performance by contractual counterparties; the risks associated with the oil and gas industry (e.g. operational risks in development; exploration and production; delays or changes in plans with respect to exploration or exploration projects or capital expenditures; the ability to obtain financing on satisfactory terms: the uncertainties of reserves estimates; the uncertainty of estimates and projections relating to production, costs and expenses, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Forward-looking statements are based on a number of assumptions that may prove to be incorrect, including without limitation assumptions about: general business and economic conditions; the timing and receipt of required approvals; and ongoing relations with employees, partners and joint venturers. The foregoing list is not exhaustive and we undertake no obligation to update any of the foregoing except as required by law.  Important additional factors are described in the Company's period reports and other filings with the Canadian Securities Commissions which may be viewed at sedar.com and with the Securities and Exchange Commission which may be viewed at the Commission's website at http:www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.
(Registrant)

Dated: March 5, 2010	By:	/s/ Mathew Wong
Mathew Wong,
Chief Financial Officer